NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 19, 2008

Marjorie Pierre-Merritt, Esq.
Vice President and Acting Corporate Secretary
TIAA-CREF
730 Third Avenue
New York, New York 10017

Re: The College Retirement Equities Fund
Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Ms. Pierre-Merritt:

In a letter dated March 13, 2008 and amended on April 29, 2008, on behalf of the College Retirement Equities Fund ("Fund"), you requested confirmation from the staff of the Division of Investment Management that it would not recommend enforcement action to the Securities and Exchange Commission if the proposed shareholder resolution and supporting statement ("Proposal") submitted under a cover letter dated February 15, 2008, by Mary Haskell-Sandler, a shareholder of the Fund, is omitted from the proxy materials for the next annual shareholder meeting of the Fund scheduled for July 15, 2008.

The proposed shareholder resolution is as follows:

> RESOLVED: Shareholders request that the Board institute procedures to prevent holding investments in companies that, in the judgment of the Board, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights.

You request our assurance that we would not recommend enforcement action if the Fund omits the Proposal from the proxy materials for the next scheduled shareholder meeting of the Fund pursuant to rule 14a-8(e) and rule 14a-8(f) under the Securities Exchange Act of 1934. These rules provide that a registrant may exclude a proposal if the proposal is submitted after the registrant's properly determined deadline for such submission.

There appears to be some basis for your view that the fund may exclude the Proposal under rules 14a-8(e) and 14a-8(f) because the Fund received it after the deadline for submitting proposals. We note in particular your representation that the Fund received the Proposal after this deadline and Ms. Haskell-Sandler's statements regarding the dates on which the Proposal was mailed and received by the Fund. Accordingly, we will not recommend enforcement action to the Commission if the Fund omits the Proposal from its proxy materials in reliance on rules 14a-8(e) and 14a-8(f).


08016523

Attached is a description of the Division of Investment Management's informal procedures regarding shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6754.

Sincerely,



Michael Kosoff
Staff Attorney
Office of Insurance Products

cc: Mary Haskell-Sandler

DIVISION OF INVESTEMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement actions, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.


TIAA
CREF

FINANCIAL SERVICES
FOR THE GREATER GOOD®

Marjorie Pierre-Merritt
Vice President and
Acting Corporate Secretary
Tel: (212) 916-5184
Fax: (212) 916-6524
MPierre-Merritt@tiaa-cref.org

March 13, 2008

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: TIAA-CREF – Shareholder Proposal

Ladies and Gentleman:

We are writing with regard to the shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted to TIAA-CREF (the "Company") by Ms. Mary Haskell-Sandler (the "Proponent") in connection with the annual meeting of the Company's shareholders to be held on July 15, 2008. We believe that the Company may properly exclude the Proposal and Supporting Statement from the 2008 proxy statement pursuant to Rules 14a-8(e) and 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against the Company based on the omission of the Proposal and the Supporting Statement.

Copies of the Proposal, Supporting Statement and Company response are enclosed as Exhibit A.

Enclosed for filing pursuant to 14a-8(j) of the Exchange Act are six copies of this letter, the Proposal, Supporting Statement and Company response. We are forwarding a copy of this letter to the Proponent.

Grounds for Omission of the Proposal and the Supporting Statement

Pursuant to Rule 14a-8(f), a shareholder proposal may be omitted from inclusion in the Company's proxy materials if the proposal violates any of the Commission's procedural requirements for inclusion of a proposal in a company's proxy materials. Rule 14a-8(f) further states that a company may omit an untimely shareholder proposal from its proxy materials without notifying the proponent of the deficiency, because such a procedural deficiency cannot be remedied.

We believe the Proposal violates Rule 14a-8(e) because the proposal was dated and received after our stated deadline for inclusion in the 2008 proxy statement.

The Company's 2007 proxy statement stated that the deadline for shareholders to submit proposals for inclusion in the 2008 proxy statement was February 13, 2008. The Proponent's Proposal was dated February 15, 2008 and was received by the Company on February 24, 2008.

Because the proposal was received after February 13, 2008 and this procedural violation cannot be remedied, we believe that the Proposal and Supporting Statement may be properly omitted from the Company's 2008 proxy statement in reliance on Rule 14a-8(e) and Rule 14a-8(f).

Conclusion

Based on the foregoing, we request that the Staff concur in our view that the Company may omit the Proposal and the Supporting Statement in their entirety from the 2008 proxy statement and that no enforcement action will be recommended to the Commission if the Proposal and the Supporting Statement are excluded.

* * *

The Company expects to file proxy materials with the Commission on or about June 9, 2008.

If you have any questions regarding this request, or need additional information, please telephone me at (212) 916-5184.

Very truly yours,



Marjorie Pierre-Merritt, Esq.
Vice President and Acting Corporate Secretary

Encl.
cc: Mary Haskell-Sandler
Cynthia M. Krus, Esq., Sutherland Asbill & Brennan LLP

6 Trotting Horse Drive
Lexington, MA 02421-6339
February 15, 2008

Secretary
CREF Stock Fund
TIAA-CREF Mutual Funds
P.O. Box 8009
Boston, MA 02266-8009

Dear Secretary:

I am writing to submit the attached shareholder proposal for inclusion in the fund's next proxy statement and for presentation at the next shareholder meeting. I hold 4,607.1190 units of CREF Stock Fund Account T783373-8. I have been a CREF Stock Fund shareholder continuously for over one year. I am attaching my TIAA-CREF quarterly statement dated December 31,2006, confirming my ownership of shares with a market value in excess of $2,000 over a year ago. I have continuously held at least $2,000 of the fund since that date and it is my intention to continue to do so.

Please confirm receipt of this letter. If for any reason you choose to exclude this proposal from your proxy please notify me at the above address.

I am submitting this shareholder proposal in conjunction with a campaign initiated by Investors Against Genocide. If another shareholder has already submitted the same proposal, please consider this a joint submission in support of his / her proposal.

Thank you for your consideration.

Sincerely,

Mary Haskell-Sandler

Mary Haskell-Sandler

6 Trotting Horse Drive
Lexington, MA 02421-6339
February 15, 2008

Secretary
CREF Global Equities
TIAA-CREF Mutual Funds
P.O. Box 8009
Boston, MA 02266-8009

Dear Secretary:

I am writing to submit the attached shareholder proposal for inclusion in the fund's next proxy statement and for presentation at the next shareholder meeting. I hold 656.3570 units of CREF Global Equities in Account T783373-8. I have been a CREF Global Equities fund shareholder continuously for over one year. I am attaching my TIAA-CREF quarterly statement dated December 31,2006, confirming my ownership of shares with a market value in excess of $2,000 over a year ago. I have continuously held at least $2,000 of the fund since that date and it is my intention to continue to do so.

Please confirm receipt of this letter. If for any reason you choose to exclude this proposal from your proxy please notify me at the above address.

I am submitting this shareholder proposal in conjunction with a campaign initiated by Investors Against Genocide. If another shareholder has already submitted the same proposal, please consider this a joint submission in support of his / her proposal.

Thank you for your consideration.

Sincerely,



Mary Haskell-Sandler

6 Trotting Horse Drive
Lexington, MA 02421-6339

February15, 2008

Secretary

TIAA Traditional Fund

TIAA-CREF Mutual Funds
P.O. Box 8009
Boston, MA 02266-8009

Dear Secretary:

I am writing to submit the attached shareholder proposal for inclusion in the fund's next proxy statement and for presentation at the next shareholder meeting.

I hold $32,722.82 of TIAA Traditional in Account N783373-3. I have been a TIAA Traditional shareholder continuously for over one year. I am attaching my TIAA-CREF quarterly statement dated December 31,2006, confirming my ownership of shares with a market value in excess of $2,000 over a year ago. I have continuously held at least $2,000 of the fund since that date and it is my intention to continue to do so.

Please confirm receipt of this letter. If for any reason you choose to exclude this proposal from your proxy please notify me at the above address.

I am submitting this shareholder proposal in conjunction with a campaign initiated by Investors Against Genocide. If another shareholder has already submitted the same proposal, please consider this a joint submission in support of his / her proposal.

Thank you for your consideration.

Sincerely,



Mary Haskell-Sandler

Genocide-Free Investing
Shareholder Proposal for TIAA Traditional Fund

WHEREAS:

TIAA-CREF portfolio managers invest based on financial and legal considerations while seeming to ignore other issues. Even facing genocide, TIAA-CREF has released no policy preventing investments that help fund or support such human rights violations.

Individuals, through investments in TIAA-CREF, may inadvertently invest in companies funding genocide. Without policies preventing these problem investments, TIAA-CREF may at any time increase its holdings or involve new funds in such problem investments.

We believe that:

- This problem is not theoretical; as of its September 2007 SEC reports, TIAA-CREF had considerable holdings in PetroChina, which, through its closely related parent, China National Petroleum Company, provides funding the Government of Sudan uses for genocide in Darfur.
- In the face of the most extreme human rights crises, investors share responsibility to act, in addition to the role and responsibility of governments.
- TIAA-CREF's Sudan human rights initiative identified "15 [companies] that directly or indirectly generate revenues for the Sudanese government." However, it has increased its holdings in the worst offenders while merely sending letters of concern. This form of "engagement" is an inadequate response to genocide.
- TIAA-CREF's governance allows divestment when "the financial or reputational risks from a company's policies or activities are so great that continued ownership of its stock is no longer prudent." The Darfur genocide is such a case.
- Investors don't want their pensions and savings connected to genocide. In KRC Research's 2007 study, 71% of respondents said companies should consider extreme cases of human rights abuses, such as genocide, rather than base investment decisions solely on economic criteria. Further, over 150,000 people have objected to financial firms about such problem investments.
- Reasonable people may disagree about what constitutes socially responsible investing, but few people want their savings to be complicit in genocide.
- States and colleges served by TIAA-CREF have already divested; TIAA-CREF should, too, matching its "financial services for the greater good" credo.
- There is no compelling reason to invest in companies funding genocide. Ample competitive alternatives and flexibility of investment choices exist, even for index funds. Gary Brinson's classic study, showed investment returns are affected much more by asset allocation than individual security selections; avoiding a small number of problem companies need not significantly affect performance.
- Investor pressure has proven effective in influencing foreign governments. The campaign against Talisman Energy contributed to the January 2005 Comprehensive Peace Agreement between Khartoum and South Sudan.

RESOLVED:

Shareholders request that the Board institute procedures to prevent holding investments in companies that, in the judgment of the Board, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights.

DISCUSSION:

Beyond preventing future investments in problem companies, the proposal calls for action to address existing investments. If the fund can quickly and effectively influence a problem company's management, then this may be an appropriate action. If not, their securities should be sold.

Genocide-Free Investing
Shareholder Proposal for CREF Stock Fund

WHEREAS:

TIAA-CREF portfolio managers invest based on financial and legal considerations while seeming to ignore other issues. Even facing genocide, TIAA-CREF has released no policy preventing investments that help fund or support such human rights violations.

Individuals, through investments in TIAA-CREF, may inadvertently invest in companies funding genocide. Without policies preventing these problem investments, TIAA-CREF may at any time increase its holdings or involve new funds in such problem investments.

We believe that:

- This problem is not theoretical; as of its September 2007 SEC reports, TIAA-CREF had considerable holdings in PetroChina, which, through its closely related parent, China National Petroleum Company, provides funding the Government of Sudan uses for genocide in Darfur.
- In the face of the most extreme human rights crises, investors share responsibility to act, in addition to the role and responsibility of governments.
- TIAA-CREF's Sudan human rights initiative identified "15 [companies] that directly or indirectly generate revenues for the Sudanese government." However, it has increased its holdings in the worst offenders while merely sending letters of concern. This form of "engagement" is an inadequate response to genocide.
- TIAA-CREF's governance allows divestment when "the financial or reputational risks from a company's policies or activities are so great that continued ownership of its stock is no longer prudent." The Darfur genocide is such a case.
- Investors don't want their pensions and savings connected to genocide. In KRC Research's 2007 study, 71% of respondents said companies should consider extreme cases of human rights abuses, such as genocide, rather than base investment decisions solely on economic criteria. Further, over 150,000 people have objected to financial firms about such problem investments.
- Reasonable people may disagree about what constitutes socially responsible investing, but few people want their savings to be complicit in genocide.
- States and colleges served by TIAA-CREF have already divested; TIAA-CREF should, too, matching its "financial services for the greater good" credo.
- There is no compelling reason to invest in companies funding genocide. Ample competitive alternatives and flexibility of investment choices exist, even for index funds. Gary Brinson's classic study, showed investment returns are affected much more by asset allocation than individual security selections; avoiding a small number of problem companies need not significantly affect performance.
- Investor pressure has proven effective in influencing foreign governments. The campaign against Talisman Energy contributed to the January 2005 Comprehensive Peace Agreement between Khartoum and South Sudan.

RESOLVED:

Shareholders request that the Board institute procedures to prevent holding investments in companies that, in the judgment of the Board, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights.

DISCUSSION:

Beyond preventing future investments in problem companies, the proposal calls for action to address existing investments. If the fund can quickly and effectively influence a problem company's management, then this may be an appropriate action. If not, their securities should be sold.

Exhibit A



Marjorie Pierre-Merritt, Esq.
Vice President and Acting Corporate Secretary
212.916.5184
212.916.6800 (Fax)
mpierre-merritt@tiaa-cref.org

March 11, 2008

Mary Haskell-Sandler
6 Trotting Horse Drive
Lexington, MA 02421-6339

Re: TIAA-CREF – Shareholder Proposal

Ms. Haskell-Sandler:

We are writing with regard to the shareholder proposal and supporting statement dated February 15, 2008 that you submitted in connection with our annual meeting of shareholders to be held July 15, 2008. We believe that we may properly exclude the proposal from our 2008 proxy statement pursuant to Rules 14a-8(e) and 14a-8(f) under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 14a-8(f), we may omit a shareholder proposal from inclusion in our proxy materials if the proposal violates any of the Securities and Exchange Commission's procedural requirements for inclusion of a proposal in a company's proxy materials. We believe your proposal violates Rule 14a-8(e) because the proposal was dated and received after our stated deadline for inclusion in the 2008 proxy statement.

Our 2007 proxy statement stated that the deadline for shareholders to submit proposals for inclusion in the 2008 proxy statement was February 13, 2008. Your proposal was dated February 15, 2008 and was received on February 24, 2008. Because the proposal was received after February 13, 2008 and this procedural violation cannot be remedied, we intend to omit the proposal and supporting statement from our 2008 proxy statement in reliance on Rule 14a-8(e) and Rule 14a-8(f).

My colleague Hye-Won Choi, who heads TIAA-CREF's corporate governance program, will be sending you a letter under separate cover that describes how our organization is working to help bring about positive change in Sudan via engagement with portfolio companies.

Very truly yours,

Marjorie Pierre-Merritt, Esq.
Vice President and Acting Corporate Secretary

Encl.
cc: Securities and Exchange Commission,
Office of Chief Counsel, Division of Corporate Finance
George Madison, Executive Vice President, General Counsel, TIAA-CREF

258264

6 Trotting Horse Drive
Lexington, MA 02421
March 16, 2008

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: TIAA-CREF Shareholder Proposal

Ladies and Gentlemen:

On March 14, 2008, I received a copy of TIAA-CREF's (the "Company") March 13, 2008 letter to you with regard to a proposal and supporting statement (the "Proposal") I submitted for their July 15, 2008 annual shareholder meeting. The letter requests that you confirm that you will not recommend enforcement action against the Company for excluding the Proposal. This letter is my response for your consideration.

I respectfully urge you not to grant the no-action relief TIAA-CREF has requested with respect to the Proposal. The Company correctly points out that I was in technical violation of Rule 14a-8(e) in that I mailed the proposal on February 19th even though the deadline for submission was February 13th. I request that you rule under the spirit of the law rather than the letter and consider mitigating circumstances and overriding priorities when making your decision.

There are several reasons you should require that my proposal be submitted to shareholders: it was submitted well in advance of any reasonable constraints TIAA-CREF may have for including the proposal, the deadline was not well publicized, and this is a social policy issue of urgency and interest to the Company's shareholders. My reasons are detailed in the following sections.

Ample Processing Time

The SEC's Rule 14a-8(e) is clearly intended to ensure that proposals are submitted a "reasonable time before the company begins to print and send its proxy materials" so that the company has adequate time to process and distribute them to shareholders. My letter was received on February 24, 2008 and the meeting is July 15, 2008. TIAA-CREF had 142 days to print and send the proxy materials. My submission was just a few days late and the company certainly has adequate time to process and distribute materials including my proposal.

While I recognize having missed the deadline, I believe that the Company has more than enough time to include the proposal.

Poorly Publicized Deadline

The Company included the deadline for submitting proposals in the proxy materials for its 2007 annual meeting. This meets the technical requirements of your regulations. However, this is an obscure place to document the deadline and I cannot find any evidence of other places where the deadline has been publicized. Before sending the proposal my associates did a search of the Company's web site and Edgar without finding any indication of the deadline. A search of the TIAA-CREF site today for the exact phrase "July 15, 2008" yielded nothing. Similarly, a search on Edgar for "July 15, 2008" under the company's 0001084380 CIK also yielded nothing. I expected the meeting date and / or deadline o be included in the prospectus, annual reports, or quarterly filings but it is not. The point is that I made a reasonable effort to identify the meeting date and deadline and was unable to find it.

Many other companies make the information readily available. For example, IBM lists the date of its meeting in its 10K report.

Again, I concede that TIAA-CREF met the strict guidelines of your regulations but believe that I made a good faith effort to determine the deadline and was unable to do so because they do not make it readily available.

Significant Social Policy Issue

The Proposal raises significant social policy issues, and I therefore urge you not to allow it to be excluded. Shareholder proposals may not be excluded if they involve issues that engender widespread debate, media attention, and legislative and regulatory initiatives. This description perfectly characterizes the current debate over investments in Sudan.

When considering an essentially equivalent shareholder proposal, the SEC's Division of Investment Management ruling on January 22, 2008 did not concur with Fidelity when they requested "Omission of Shareholder Proposal Pursuant to Rule 14a-8 for Certain Fidelity Funds". While the counsel did not state the reasons for its decision, we believe it was because they recognized that the proposal raises significant social policy issues and that this overrides other concerns.

Since 2005, there has been an active campaign to overcome the resistance of the investment community to respond to the genocide in Darfur. Many national organizations have been organized at least in part to address this issue. These include Fidelity Out of Sudan, Investors Against Genocide, Divest for Darfur, and the Sudan Divestment Task Force, among many others. Some indications of the degree of interest in this social policy issue are:

- The Save Darfur Coalition has recorded 150,000 citizen petitions from individuals who call on mutual funds to "divest from companies that help fund genocide in Darfur."

- In April 2007, KRC Research surveyed 1,022 adults and found that 71% believe that companies should take into account the most extreme cases of human rights abuses such as genocide when investing overseas rather than base their investment decisions on economic criteria only." Further, 77% said "they would switch their investments to a different company if they learned that those managing their funds had significant investments in firms that were active in Sudan." (See the full KRC report at http://www.savedarfur.org/page/-/divestfordarfur/2007.04.30%20-%20KRC%20Research%20Darfur%20-%20Omnibus%20Topline%20Memo.doc.)

- The Investors Against Genocide web site lists nearly 100 articles from the national press in 2007 from among the many more that appeared (see http://investorsagainstgenocide.org/press). Many others can be found at the Sudan Divestment Task Force web site (http://www.sudandivestment.org/inTheNews.asp).

- The issue of divestment from Sudan has generated numerous TV, radio, and blog discussions. For example, please review the story by the local Fox affiliate in Boston broadcast on January 29, 2007. It is available online from Fox at http://www.myfoxboston.com/myfox/pages/News/Detail?contentId=2214009&version=1&locale=EN-US&layoutCode=VSTY&pageId=3.1.1.

- As of March 15, 2008, twenty-three states have either passed legislation or otherwise made the decision to divest from companies doing business in Sudan. Many of these decisions came after extensive public debate in state legislatures. Seven major cities have divested as have at least 60 colleges and universities, including the most prestigious in the nation. (See http://investorsagainstgenocide.org/page1004 for details.)

- The issue of divestment in the face of genocide has been considered in the US Congress. The Sudan Accountability and Divestment Authorization Act of 2007 passed Congress unanimously and has been signed by the President.

- In his July 2007 press release (2007-121) SEC Chairman Cox said, "No investor should ever have to wonder whether his or her investments or retirement savings are indirectly subsidizing a terrorist haven or genocidal state."

Darfur has raised broad public awareness of the investment policies of investment firms in general and TIAA-CREF in particular. The many shareholders concerned about this issue will have few options if you allow this proposal to be omitted. In the case of 401k investments, individuals are limited by the number of funds offered in their 401k plan and may have no "genocide-free" options. Some might suggest that concerned investors choose Socially Responsible Investment (SRI) funds, but these funds are limited in both scope and availability and represent a relative niche in the market. The Proposal seeks to ensure a basic principle of ethical investing for investors that choose mainstream funds.

Conclusion

I believe that TIAA-CREF, its shareholders, and the investment community will benefit from a full and open discussion of the issues raised by the Proposal. TIAA-CREF will have ample opportunity to defend and convince shareholders of its position. While I missed the technical deadline for submission by a few days, this minor mistake should not be allowed to suppress debate on this important issue. I therefore urge the SEC staff to require TIAA-CREF to present the Proposal to its shareholders.

If you need to contact me you may do so at the above address. You may also reach me by phone at 781-862-5043 or by email at HaskellM@aol.com. You may also contact me via my associate, William Rosenfeld, at 781-862-7480 or via his email at WLRosenfeld@hotmail.com.

Please confirm receipt of this document.

Thank you in advance for your consideration.

Sincerely,



Mary Haskell-Sandler

cc: Marjorie Pierre-Merritt, TIAA-CREF


TIAA
CREF
FINANCIAL SERVICES
FOR THE GREATER GOOD®

Teachers Insurance and Annuity Association of America
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Marjorie Pierre-Merritt
Vice President, and
Assistant Corporate Secretary
(212) 916-5184
(212) 916-6800 Fax
mpierre-merritt@tiaa-cref.org

Via United Parcel Service

April 29, 2008

Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: CREF – Shareholder Proposal

Ladies and Gentleman:

We are writing with regard to the shareholder proposal and supporting statement submitted by Ms. Mary Haskell-Sandler (the "Proponent") in connection with the annual meeting of the College Retirement Equities Fund ("CREF") shareholders to be held on July 15, 2008. Please note that the Proponent submitted the proposal for the annual meeting of TIAA-CREF. However, for purposes of clarification, as there is no such entity, we believe her proposal to be related to the annual meeting of CREF. Therefore, our request to the staff for exclusion of the Proponent's proposal is made on behalf of CREF and relates to proxy materials filed with the Commission by CREF.

If you have any further questions, or need additional information, please telephone me at (212) 916-5184.

Very truly yours,

Marjorie Pierre-Merritt

Marjorie Pierre-Merritt, Esq.
Vice President and Assistant Corporate Secretary

cc: Office of the Chief Counsel
Division of Corporate Finance

END